FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

1.           News Release dated February 09, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: February 09, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

February 09, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated February 09, 2005

cc:

At The Company:

At The Investor Relations Company,

Chicago:

Daryl Hixt, Corporate Communication

Brien Gately or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

bgately@tirc.com or wwallace@tirc.com

www.amshomecare.com

FOR IMMEDIATE RELEASE

AMS HOMECARE FURTHER DELINEATES PLAN TO ENTER U.S. MARKET

VANCOUVER, British Columbia, February 9, 2005—AMS Homecare Inc. (OTCBB: AHCKF) today revealed more of its plan to enter the U. S. market.  The company said it plans to open a chain of retail eldercare stores with the first situated in a suburb of Seattle, Washington.  The lease for the first unit has been signed, the company noted, with a tentative move in date of April 1.  A pharmacy license has been submitted. The first store will be about 2,500 sq. ft. although subsequent units may be larger, the company offered.

This latest development follows its newly activated U.S. subsidiary signing a letter of intent with a Canadian pharmacy last December 3 to form a joint venture to enter the U.S. retail market.  At that time, the company said the outlet would offer traditional pharmacy products as well as AMS Homecare’s mobility and other medical products.  The company is also exploring the possibility of offering limited pharmaceutical counseling for senior citizens in a special section of the store.  The retail stores will be marketed under a new brand name.

The Canadian pharmacy company will advise on procedures to start up and operate a U. S. pharmacy, the company stated, and assist in hiring pharmacists.  The pharmacy will purchase drugs for U. S. use in the same manner as any other pharmacy in this country, AMS management noted.

“This is another key step in our strategy for substantial retail expansion in the U.S.,” said Harj Gill, chief executive officer of AMS Homecare. “The synergy of providing pharmaceutical services with our products—which are designed primarily for the elderly and others with mobility difficulties—will be a natural fit with our target market. It also allows us to use the expertise from our profitable Canadian distribution business in supplying the store. We ran a marketing test in this area recently and we were quite satisfied with the results.  Also, since we are just a couple of hours from Washington this area makes sense for our first retail venture.  We will provide further details on the joint venture as we move along in the process of establishing the outlet.”

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

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